

Mail Stop 7010

March 31, 2008

Mr. Michael Cordani
Chief Executive Officer
GelTech Solutions, Inc.
1460 Park Lane South
Suite 1
Jupiter, FL 33458

      RE: **Form 8-K Item 4.01 filed March 21, 2008**
             File No. 0-52993

Dear Mr. Cordani:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                          Sincerely,

                          Jeffrey Gordon
                          Staff Accountant